AGORA SA



File No.: 82 – 4941

Warsaw, April 17th, 2003

United States
Securities and Exchange Commission
Washington D.C. 20549



RECD S.E.C.
APR 2 2 2003
1086

Submission under Rule 12g3-2b exemption

Issuer: Agora SA
File No.: 82 – 4941

SUPPL

Enclosed, please find the Company's announcements released between December 18, 2002 and April 17, 2003.

The information contained herein is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and shall not be deemed filed with SEC under that Act.

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Sincerely,

Katarzyna Galant
Corporate Affairs Specialist

Phone: + 48 22 555 60 17
Fax: + 48 22 840 00 67

AGORA SA



File No.: 82 - 4941

The Company's Announcement released on December 19, 2002: Agora intends to comply with the Corporate Governance Code.

In compliance with the stipulations of the Resolution No. 58/952/2002 of the Warsaw Stock Exchange Supervisory Board dated 16 October 2002 (further on called "The Resolution on Corporate Governance Code") as specified in the Resolution No. 68/962/2002 of the Warsaw Stock Exchange Supervisory Board, the Management Board of Agora SA (the "Company" or the "Issuer") hereby informs:

Excluding Rule II and Rule 28, instead of which the Issuer will propose its own rules, Agora SA intends to comply with the rules of corporate governance for public companies that are the issuers of shares admitted to public trade, as stipulated in the attachment to the Resolution on Corporate Governance Code.

Non-observance of Rule II results from the fact that since the year 1998 in the share capital of Agora SA there exist preferred shares that enjoy voting as well as other preferences detailed in the Company's articles of association. The Company provided potential investors with abundant information on preferences ascribed to the shares in the Initial Offering Circular as the above-mentioned preferences had existed before the Company became a public one. Since the time the shares of Agora SA were admitted to public trade, the preferences ascribed to them have remained unchanged. Non-observance of Rule 28 is the result of the opinion of the Issuer's Supervisory Board that the aim expressed in the Rule may be achieved by other means. Moreover, the Company's articles of association include a number of stipulations that are customarily included in supervisory board by-laws of joint stock companies.

Actions taken up by the Issuer in order to comply with the Resolution on Corporate Governance Code include adopting appropriate resolutions by the Supervisory and Management Board so that the practices of governing bodies, which have so far remained in compliance with the above-mentioned rules, are formalized as well as recommending the General Meeting of Shareholders to amend its by-laws appropriately. The Issuer expects the above-mentioned actions to be completed by 30 June, 2003.

The Company's Announcement released on December 27, 2002: Member of the board announces stock sale.

The Management Board of Agora SA with its seat in Warsaw hereby informs about having been notified that on December 27, 2002 the Vice President of the Board - Mr. Piotr Niemczycki - received information regarding the settlement of the share sale order placed on December 11, 2002 and valid until December 24, 2002, and the sale of 7,045 (say: seven thousand forty five) ordinary bearer shares of Agora SA. The transactions were carried out on the Warsaw Stock Exchange during the sessions that took place between December 12 - December 17, 2002. The average sales price was PLN 53,42 per share.

The shares sold by Mr. Piotr Niemczycki as a result of completion of the order placed on December 11, 2002 constituted 0.4% of the total number of shares held by Mr. Niemczycki on December 10, 2002.

In the year 2002 Mr. Piotr Niemczycki sold altogether 25,620 ordinary bearer shares of Agora SA which constituted 3.6% of the total number of shares Mr. Niemczycki was allowed to sell in compliance with binding agreements limiting the disposal of shares.

After the transaction Mr. Piotr Niemczycki holds 1,855,680 shares of Agora SA.

The Company's Announcement released on December 31, 2002: Share purchase resulting from the company's incentive plans.

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs that on December 30, 2002 a member of the Management Board acquired from Agora Holding Sp. z o.o. 899 series D ordinary bearer shares and 72,684 series B ordinary bearer shares of Agora SA. The purchase of the shares was executed as a result of exercising the contingent right to acquire shares resulting from incentive plans carried out jointly by Agora and Agora Holding. The contingent right to acquire shares was approved by the General Shareholders Meeting on June 24, 2002.

The table below illustrates the change in the ownership of shares and the right to acquire shares resulting from the acquisition of the shares:

a. Shares:

	as of 29/12/2002	change	as of 30/12/2002
Zbigniew Bąk	18,901	73,583	92,484

b. Contingent right to acquire shares:

	as of 29/12/2002	change	as of 30/12/2002
Zbigniew Bąk	73,583	-73,583	0

The purchase price per share is PLN 1. The series D shares are subject to lock-up by July 2004. The series B shares are subject to lock-up by July 2012 in such a manner that each year the lock-up will expire in respect of 10% of the initial number of shares unless some other conditions provided for in the agreement between Agora Holding Sp. z o.o. and Agora SA and agreements limiting the disposal of shares entered into by Agora Holding Sp. z o.o. and the Member of the Board occur.

Moreover, on December 30, 2002 209 natural persons - beneficiaries of incentive plans in Agora - acquired from Agora Holding 17,695 series D ordinary bearer shares of Agora as well as 294 natural persons - as above - acquired from Agora Holding 774,814 series B ordinary bearer shares of Agora. As in the case of the member of the Management Board, the acquisition of shares was executed as a result of exercising the contingent rights to acquire shares resulting from incentive plans carried out jointly by Agora and Agora Holding. The contingent right to acquire shares was approved by the General Meeting of Shareholders on June 24, 2002.

The purchase price per share is PLN 1. The series D shares are subject to lock-up by July 2004. The series B shares are subject to lock-up by July 2007 in such a manner that each year the lock-up will expire in respect of 20% of the initial number of shares unless some other conditions provided for in the agreement between Agora Holding Sp. z o.o. and Agora SA and agreements limiting the disposal of shares entered into by Agora Holding Sp. z o.o. and each of the purchasers of the shares occur.

The Management Board of Agora does not intend to apply for listing the shares subject to lock ups on the Warsaw Stock Exchange by the time these lock ups expire.

The Company's announcement released on January 2, 2003:
Share purchase resulting from the company's incentive plans - correction.

The Management Board of Agora SA with its seat in Warsaw hereby informs that in the current report No. 59/2002 dated December 31, 2002 there was stated an incorrect number of natural persons - purchasers of shares of Agora SA as well as the number of shares acquired by these persons.

The correct information is as follows:

"Moreover, on December 30, 2002 208 natural persons - beneficiaries of incentive plans in Agora - acquired from Agora Holding 16,796 series D ordinary bearer shares of Agora as well as 293 natural persons - as above - acquired from Agora Holding 702,130 series B ordinary bearer shares of Agora."

Below, the correct contents of the report is given:

"The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs that on December 30, 2002 a member of the Management Board acquired from Agora Holding Sp. z o.o. 899 series D ordinary bearer shares and 72,684 series B ordinary bearer shares of Agora SA. The purchase of the shares was executed as a result of exercising the contingent right to acquire shares resulting from incentive plans carried out jointly by Agora and Agora Holding. The contingent right to acquire shares was approved by the General Shareholders Meeting on June 24, 2002.

The table below illustrates the change in the ownership of shares and the right to acquire shares resulting from the acquisition of the shares:

a. Shares:

	as of 29/12/2002	change	as of 30/12/2002
Zbigniew Bąk	18,901	73,583	92,484

b. Contingent right to acquire shares:

	as of 29/12/2002	change	as of 30/12/2002
Zbigniew Bąk	73,583	-73,583	0

The purchase price per share is PLN 1. The series D shares are subject to lock-up by July 2004. The series B shares are subject to lock-up by July 2012 in such a manner that each year the lock-up will expire in respect of 10% of the initial number of shares unless some other conditions provided for in the agreement between Agora Holding Sp. z o.o. and Agora SA and agreements limiting the disposal of shares entered into by Agora Holding Sp. z o.o. and the Member of the Board occur.

Moreover, on December 30, 2002 208 natural persons - beneficiaries of incentive plans in Agora - acquired from Agora Holding 16,796 series D ordinary bearer shares of Agora as well as 293 natural persons - as above - acquired from Agora Holding 702,130 series B ordinary bearer shares of Agora. As in the case of the member of the Management Board, the acquisition of shares was executed as a result of exercising the contingent rights to acquire shares resulting from incentive plans carried out jointly by Agora and Agora Holding. The contingent right to acquire shares was approved by the General Meeting of Shareholders on June 24, 2002.

The purchase price per share is PLN 1. The series D shares are subject to lock-up by July 2004. The series B shares are subject to lock-up by July 2007 in such a manner that each year the lock-up will expire in respect of 20% of the initial number of shares unless some other conditions provided for in the agreement between Agora Holding Sp. z o.o. and Agora SA and agreements limiting the disposal of shares entered into by Agora Holding Sp. z o.o. and each of the purchasers of the shares occur.

The Management Board of Agora does not intend to apply for listing the shares subject to lock ups on the Warsaw Stock Exchange by the time these lock ups expire."

The Company's announcement released on January 3,2003:
Agora-Holding's statement on shares sale

The Management Board of Agora SA ("Agora" or "the Company") with its seat in Warsaw hereby informs that on January 3, 2003 it was notified by Agora-Holding Sp. z o.o. ("Agora-Holding") about the sale of 17,695 series D ordinary bearer shares of Agora and 774,814 series B ordinary bearer shares of Agora on December 30, 2002. As a result, Agora-Holding's share in the total number of voting rights at the Company's General Shareholders Meeting decreased by 2.7% as compared with the number of votes held on December 29, 2000.

After the transaction, Agora-Holding holds 14,591,559 shares of Agora which constitute 25.71% of the Company's share capital and entitle Agora-Holding to exercise 31,717,959 votes (i.e. 41.82% of total number of voting rights) at Agora's General Shareholders Meeting.

The Company's announcement released on January 14, 2003:
Agora will grant a loan to AMS

The Management Board of Agora SA (the "Company") hereby informs about entering on January 13, 2003 into a loan agreement in the amount of PLN 5,000,000 with an associated entity, Art Marketing Syndicate SA (the "AMS").

The loan shall become binding by January 27, 2003. The principal repayment date shall be January 31, 2006. Interest for the lapsed year shall be paid by the end of January of the following year, excluding (i) the year 2003, where interest shall be paid on December 31, 2003 and (ii) the year 2006, where interest shall be paid at the day of principal repayment. The interest rate shall be yearly WIBOR increased by 1 p.p.

The loan shall be secured by a blank promissory note.

Agora SA may terminate the loan agreement in case of any material, invariable deterioration of the financial or operating standing of the AMS, as well as in case of infringement of principal provisions of the loan agreement.

On November 20, 2002 Agora SA held 4,195,136 of the AMS shares which constitute 99.48% of the share capital and entitle the Company to exercise 99.57% of the overall number of voting rights at the AMS General Meeting of Shareholders.

The Company's announcement released on January 23, 2003:
Statement regarding share disposal by the Members of the Management Board

In recent days, Agora and the members of its Management Board became objects of an attack intended to undermine the Company's credibility. These attacks are stemming from an unclear source and appear to be an element in a concerted campaign on the part of individuals whose interests were threatened by the unprecedented publication in Gazeta Wyborcza concerning the attempt to extort a bribe from Agora.

Media and wire agencies related to accusations connected to the sale of Agora stock by two members of the Management Board. One, they were faulted for selling stock before the publication of the article revealing corruption. Secondly, the sale allegedly took place before the publication of information about worsening financial results of the Company for 2002. Both accusations contained an untrue suggestion that members of the Management Board were acting on inside information - the date of publication of the press article and the knowledge about results - information which could have influenced the share price.

Having in mind the need to fairly inform the investors about the situation in the Company, the Management Board of Agora SA wishes to draw attention to the following facts:

1. In accordance with the laws in force, the sale of the shares by the Management Board members of Agora SA was publicly disclosed by the Company in current reports transmitted to the Polish Securities and Exchanges Commission, Warsaw Stock Exchange, the Polish Press Agency and the London Stock Exchange on 9/12/2002, 12/12/2002 and 27/12/2002. Additionally, the reports were published in the press and Internet pages of the Company (www.agora.pl). The Management Board stresses that the reports are the only true and exact source of information about the number of shares sold and the share prices. It is, therefore, untrue that the sale has been publicly disclosed by the press only after 20 January 2003 - it was disclosed by the Company in December of 2002. In both cases the sale was conducted in accordance with the letter and the spirit of the binding provisions of the Law on Public Trading in Securities and in accordance with Agora's much stricter internal regulations in that respect. These internal regulations were publicly communicated to the market in a current report dated 22/06/2001. We would like to remind that these regulations allow for sale of the shares by Management Board members only in exactly defined periods.

2. With respect to the first of the accusations we would like to draw your attention that accepting the assumption that in a publicly traded company publishing a newspaper the information regarding a journalist investigation and the planned publishing of its results constitutes inside information subject to public disclosure requirements due to its potential influence on the share price leads directly to questioning the possibility of publishing such newspaper by a publicly traded company. The Management Board of Agora had no possibility to assume that the publishing of an article about a bribe extortion attempt from Agora may influence the share price (the bribe was not paid by the company) and today there is no evidence that the drop in Agora share price had any link with the publication.

3. With respect to the second accusation of the alleged use by the Management Board members of inside information regarding the financial results of the Company we direct your attention that we inform investors about the perspectives of the advertising market which leads to suppositions in respect of revenue, level of the prices of newsprint, pricing strategy and other factors which can have material influence on the financial results of the Company, leaving to equity analysts the detailed interpretation of the above data. We do inform in detail about our financial results after each quarter.

We are being accused that when answering questions of journalists the President of Agora said that she expects operating profit in the basic undertaking of the Company (i.e. unconsolidated) for 2002 to fall by 35% and this constituted new information for the market. In the consolidated quarterly report dated 4 November 2002 the Company informed about a drop in revenues of 3.1% and the drop of the operating profit for the first three quarters of 2002 in relation to such period of 2001 by 42.7% and about worse that expected earlier outlooks to the state of the advertising market in 2003. The whole report was published on 4 November 2002 on the Company website (www.agora.pl).

Neither Rapaczynski nor any other member of the Management Board did not disclose other information which would materially change - in particular for the worse - the knowledge of the investors about the Company in relation to information resulting from data published in the consolidated quarterly report for the third quarter of 2002. The information about the changes in the advertising market leading to information on perspectives about the level of the Company' revenue were also given to analysts and investors during investor meetings and published on the Company's website (www.agora.pl).

None of the Management Board members ever disclosed the information about the expected worsening of the operating results for 2003 - such information would not only be contrary to the applied Company policy regarding forecasts, but also groundless. The Management Board of Agora would like to stress that the economic fundamentals of the Company are strong. In 2002 we acquired two new businesses and we are currently restructuring these. "Gazeta" and the radio stations have a strong market position, we have also embarked on a cost-cutting programme in the Agora Group. The Company is fully prepared to utilize the expected recovery of the advertising market.

4. In accordance with the information of the spokesman of the Polish Securities and Exchanges Commission, the Commission is conducting a routine investigation in respect of the sale of shares by the Management Board members of Agora. This investigation is conducted with respect to the relationship between the sale of the shares by the Management Board members and the financial results of the Company; it does not relate to the "Gazeta Wyborcza" editorial policy. According to our knowledge, such investigation is conducted whenever shares are sold by members of the management board of publicly traded company - and such is this case.

Unfortunately the information repeated by certain media ignore the above facts. On 27 December 2002 "Gazeta Wyborcza" as the first in Poland publicly informed abut a corruption attempt on the border between business and politics, in a matter related to law and order in Poland. This information damages the interests of the people that live in Poland on corruption - and those who felt intimidated are counterattacking. These are the short term effects of our publication.

We are proud that our shareholders have always valued Agora for transparency and ethical rules in business. The publication of a press article unfolding the secrets of corruption was an expression of our attitude. Such was, is, and will be the role of our flagship - "Gazeta Wyborcza". Our shareholders can be certain that Agora rests on strong foundations and they can still make decisions on the basis of true and fair information and facts.

The Company's announcement released on January 28, 2003:
Financial reports schedule

In reference to § 58 of the Cabinet Decree of October 16, 2001 on current and regulatory information disclosed by the issuers of securities ("the Decree") the Management Board of Agora SA hereby informs about its intention to consistently present in the year 2003 consolidated quarterly reports including the extracts from quarterly reports referred to in § 58 item 1 of the Decree as well as to present the consolidated interim report for 1H2003 including the extracts from interim report referred to in § 58 item 3 of the Decree.

The Management Board of Agora SA hereby presents the financial reports release dates in 2003:

AGORA SA

File No.: 82 – 4941

I. Consolidated quarterly reports:

- for 4Q2002: February 17, 2003;
- for 1Q2003: May 13, 2003;
- for 2Q2003: August 7, 2003;
- for 3Q2003: November 6, 2003.

II. Annual report and consolidated annual report for 2002: April 18, 2003.

III. Interim consolidated report for 1H2003: September 30, 2003.

The Company's announcement released on February 13, 2003:
Agora will grant a loan to AMS

The Management Board of Agora SA (the "Company") hereby informs about entering on February 12, 2003 into a loan agreement amounting to PLN 5,000,000 with Agora's subsidiary, Art Marketing Syndicate SA ("AMS").

The amount of the loan shall be transferred to AMS by February 14, 2003. The principal repayment date shall be February 14, 2006. Interest for a given year will be payable by the end of January of the following year, except for (i) the year 2003, where interest shall be paid on December 31, 2003 and (ii) the year 2006, where interest shall be paid at the day of principal repayment. The interest rate shall be yearly WIBOR increased by 1 p.p.

The loan shall be secured by a blank promissory note.

Agora SA may terminate the loan agreement in case of any material, permanent deterioration of the financial or operating standing of the AMS, as well as in case of infringement of principal provisions of the loan agreement.

On February 12, 2003 Agora SA held 4,195,136 of the AMS shares which constitute 99.48% of the share capital and entitle the Company to exercise 99.57% of the overall number of voting rights at the AMS General Meeting of Shareholders.

The Company's announcement released on February 13, 2003:
Financial report for 4 Q 2002

AGORA GROUP: IAS

AGORA ANNOUNCES INTERIM RESULS FOR THE FOUR QUARTERS OF 2002
(PRESENTED ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS)

REVENUES PLN 785.3 MLN, OPERATING PROFIT PLN 69.1 MLN, NET PROFIT PLN 51.7 MLN

The consolidated results for the first four quarters of 2002 include Agora SA, Agora Poligrafia Sp. z o.o., Art Marketing Syndicate SA (full method of consolidation as of the fourth quarter 2002) 21 subsidiary and associated companies of radio business.

As of April 2002, the Group's results include also the financials of magazines.

For the reason of comparability, the Management Board of Agora SA presents herein the financial results of the Group excluding the magazine titles acquired in 2002, the consolidation of the radio business and the AMS group.

All the below data represent the period of twelve months of 2002, unless indicated otherwise, while the comparison refers to 2002 data versus 2001 data.

Market data sources

Advertising market data referred herein are based on Agora's estimates - they are adjusted for average discount rate and delivered in current prices. The estimates are based on rate card data of AGB Polska, CR Media monitoring, Media Watch monitoring, Agora Monitoring.
The data on copy sales of daily press is based on National Circulation Audit Office (ZKDP).

File No.: 82 – 4941

HIGHLIGHTS

• Agora pursuits its growth strategy: we have bought 16 magazines and the leader of the outdoor segment; Agora's radio group comprises 28 local stations and super regional TOK FM. The company has financial capacity to finance its further growth.
• The year of 2002 was the second consecutive year of the advertising recession, the advertising market declined by 11%, while the daily press market shrank by over 22%.
• Most of Agora's businesses maintained or increased their share in the ad market (excluding AMS in the outdoor market).
• The total Group's revenue increased by 1.1% yoy, and *Gazeta*'s revenue went down by 12.5% (while ad revenue slid by 20.6%).
• The Group maintained sound margins (EBITDA margin of 23.9%) and generated operating cash in the amount of PLN 187.5 million, EBITDA margin of the press segment (excluding magazines) amounted to 30.1%.
• Agora assumes the stagnation scenario for the advertising market in 2003 with the negative trend in the first half of the year.

Wanda Rapaczynski, the President of the Management Board, said:

"For the last two years the advertising market has been in deep recession. Polish media faced a 16% decline in the advertising spending. Advertising in daily newspaper shrank even more - by 30%. Agora coped well. *Gazeta Wyborcza* strengthened its market position and delivered EBITDA margin of 30%. The radio group grew revenues strongly. We made significant headway in our growth strategy: we have 16 magazines and AMS. We invested in new radio stations. Now we are focusing on restructuring of the new businesses. We will be poised to fully benefit from market recovery. In our opinion, it will not happen this year."

EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

We experienced the second consecutive year of the advertising recession. The fourth quarter of 2002– considered to be the best in a year - does not suggest trend reversal. In such difficult market conditions, Agora's businesses (except for AMS) maintained share in their respective market segments. The Group entered two new media segments.

1.1. Economy

The first signals of the economic recovery appeared at the end of 2002. The GDP growth in the fourth quarter of 2002 – although came below expectations - still gave hope for the economic turnaround. On the other hand, far below expectations came December's unemployment rate and retail sales. Although the economists do estimate the 2003 growth above the level of 2002, still the government predictions of the GDP growth are far more optimistic than the market consensus of 2.5-2.7%.

1.2. Advertising market

According to Agora's estimates the total advertising spending decreased by 8.7% yoy in the fourth quarter of 2002. The pace of decline in the fourth quarter did not slow down in comparison with the previous quarter. Although the trend is not getting steeper, the market is still in the negative territory.

In the fourth quarter of the year, the largest losses were visible in advertising categories which reflect the health of the economy, namely, automotive (down 15.8%), home (down 27.6%), employment (down 24.2%). The least affected were FMCG (up 6.4%), which typically advertise on TV.

The TV segment continues to grow its share in the total advertising market at the expense of other media. TV advertising declined by a mere 5.2% versus the total ad market slump by 11%. The surprisingly good performance of TV against other media results not only from the relatively better level of spending in the ad categories more resistant to the economic slowdown but also from a strategy it implemented. The strategy assumes selling audience instead of airtime.
Moreover, the competition for every advertising dollar triggered discount war among TV stations. According to Agora's estimates the real ad spend in TV in 2002 came 65% below the rate card data. It was the public TV that - thanks to license fees - could afford to intensify the price war. The public TV share in the TV ad market increased by 8pp. in the last two years (official rate card data). The above tendency was boosted by the phenomenon of negotiation houses. Media agencies recommended TV as effective and cheap medium and their strong negotiation power made TV

stations grant higher and higher discounts. As a result, TV attracted new advertising categories, such as luxury goods and services or retail.

Last year the most affected by the recession was the print segment. The print market went down by 19.1%, while the daily press market decreased by 22.2% yoy. The most resistant to the advertising recession were magazines (decline by 14.8%) mainly thanks to the better performance of their key advertising categories, such as food (up 3.8%), entertainment (up 7.1%), home and housing (up 2%) and revenue increase in other categories which used to advertise in dailies, such as, auto motive (up 18.1%) or telecom (up 6.6%). The fourth quarter of the year was quite good for the local dailies, mainly owning to local election campaigns. Major daily ad categories continue to be in the red. Automotive declined 25.5%, construction dropped by 31% and employment by 24.2% yoy.

Strong decline was also visible in the outdoor market. The total outdoor advertising decreased by 9.5%yoy mainly due to the overall economic slowdown, significant decrease in prices of TV advertising and ban on beer advertising introduced in 2001.

The radio segment did not remain outside the mainstream trend. The radio advertising market decreased by 2.8% yoy, while the local radio advertising market slid by 13.8%. The above figures may not fairly represent the reality due to changes in measurement methodology.

1.3.New media bill

The last year was marked by the works on the new media bill. The draft media law, approved by the government, set very restrictive limits to cross-ownership, granted more power to the Broadcast Council and was aimed at strengthening the position of the public media at the expense of the commercial media. The changes could have impeded the growth of the commercial media in Poland, including Agora.
The commercial media protested against the bill. After the first reading in Parliament, the bill was sent to the Culture and Media Committee. In December 2002, the works on the bill were suspended and the special committee appointed by the Parliament scrutinized if the bill did not infringe the constitutional rights. As for the day of the release of this financial report, the timetable of the further works on the bill is unclear.
In December 2002, *Gazeta Wyborcza* revealed an attempt to extort from Agora a USD 17.5 million bribe in exchange for favorable media law. The release of the corruption scandal is in line with *Gazeta Wyborcza's* mission as a daily and the values Agora's Management Board adheres to. We hope the publication of the article on the corruption attempt will improve the standards of business activities in Poland.

2. OPERATING REVIEW OF THE GROUP

2.1. Growth strategy

Last year the Group entered two new segments of the media market, namely national magazines (the acquisition of 16 magazine titles) and outdoor (the acquisition of AMS, the outdoor market leader).
In the second half of 2002, Agora implemented the program of integration of magazines into its structures, on the operating as well as the financial level. At the end of last year, we also completed the first phase of restructuring of AMS group. The new Management Board of AMS focused on thorough restructuring of sales division and preliminary turnaround of other divisions. Also, we revised the capital structure of AMS and liquidated the unprofitable units. Hence, we stopped the outflow of cash to permanently unprofitable subsidiaries.
In the fourth quarter of 2002, we restructured the AMS liabilities toward banks and preliminary trade payables. As for December 31, 2002, Agora's loans granted to AMS totalled PLN 55 million. Majority of the amount was used for the repayment of bank loans (PLN 53 million). In 2003, the Management Board plans to increase the capital of AMS by PLN 30 million, and grant further financing, if necessary for the company's growth.

2.2 Sales

Print segment

<u>*Gazeta Wyborcza*</u>

According to the National Circulation Audit Office (ZKDP), the number of daily newspapers sold in 2002 decreased by 6%, while copy sales of national dailies declined by 9.8%.
Average paid circulation of *Gazeta Wyborcza* in 2002 amounted to 424.1 thousand copies (down 8.4% yoy), while the revenue from copy sales was up 1.5%.

Gazeta Wyborcza's advertising revenue in 2002 fell by 20.6% yoy, while the paid daily newspaper market decreased by 22.2%. *Gazeta Wyborcza*'s share in the paid daily newspaper market amounted to 47.8%, up 0.6pp yoy.

Free press

The company's strategy in the free press market brought its rewards. In 2002, Metro's share in the Warsaw free dailies ad market reached 22.1% (25.5% in the fourth quarter of 2002).

Magazines

The total revenue of magazines (including City Magazine from November 2002) in the fourth quarter of 2002 amounted to PLN 14.6 million, while the advertising revenue totaled PLN 6.3 mln. According to Agora's estimates, the total revenue from magazines amounted to PLN 67.4 mln (Agora owns the paid magazines as of April 2002, and City Magazine as of April 2001).
The magazine ad market decreased by 14.8% in 2002 and 8.3% down in the fourth quarter. Agora magazines' share in the magazine ad market amounted to 4.4%.

Outdoor

In 2002, the AMS total revenue amounted to PLN 102.8 million and dropped by 41% yoy (ad revenue PLN 98.4 million). The outdoor ad market decreased by 9.5% yoy. In the fourth quarter of 2002, AMS recorded the revenue of PLN 27.5 million (ad revenue of PLN 24.8 million). Such a decline in AMS revenue results mainly from the significant deterioration in the conditions of the outdoor market, loss of part of the panels due to several months delays in payment of rental fees, competitors' offensive in the transition period when AMS was put on sale by its previous owners; and the loss of nearly whole sales team of citylight segment.

Radios

As for today Agora owns 28 local radio stations (27 broadcasting). The stations maintained their high audience ratings in the target audience markets. Our local stations' share in the total radio advertising market increased by 2.0pp and amounted to 12.2%,which made Agora's group the third - behind RMF FM and Radio Zet - largest radio group in Poland.

Advertising revenues of our local radio stations jumped by 17.2%, while the total radio advertising market decreased by 2.8% and the local radio market shrank by 13.8%.

In December 31, 2002, one of Agora's stations (*Twoje Radio Wałbrzych*) stopped broadcasting. The reason was the Broadcast Council's refusal to renew the radio's license. The company appeals against the decision to the Supreme Administrative Court.

On January 1, 2003, Radios Echo Kraków stated its trial period broadcasting.

2.3 Operating costs

Operating cost (excluding magazines, and consolidation of radio businesses and AMS)

Operating costs (excluding D&A) amounted to PLN 134.1 million in the fourth quarter of last year, which is a 8.3% drop yoy.
In 2002 operating cost (excluding D&A) amounted to PLN 504.2 mln, which is a 8.2% decline yoy. Such a reduction is attributed to the cost curbing program implemented in the second half of 2001, as well as the savings on newsprint cost due to lower production volume (down 16.1%), lower newsprint price in EURO (by 10.7%) and favorable PLN-EURO exchange rate in the first half of 2002.

In 2002 the newsprint cost of *Gazeta Wyborcza* was lower by 21.9% yoy, in the fourth quarter the decline was at 21.2%.

Moreover, the staff costs in the fourth quarter of 2002 went up by 1.7% (in December 2002, we set up provisions, among others, for unused holiday leaves and seniority leaves in the amount of PLN 2 million). In 2002, the staff costs declined by 2.8%, owning to staff reductions (December 2001and first quarter of 2002) and freeze on salary increase in 2002.

Employment at the end of 2002 amounted to 3,095 and was lower 6.6% yoy.

Group cost

Due to the consolidation of new businesses, the operating cost of the Group (excluding D&A) amounted to PLN 599.6 million (up 9.1% yoy). The Group's employment at the end of December 2002 amounted to 4,107 (comprising: Agora SA, Agora Poligrafia Sp. z o.o., AMS, 25 radio businesses).

3. PROSPECTS FOR THE YEAR OF 2003

The conditions of the advertising market in the fourth quarter of 2002 and first month of 2003 suggest a slowdown in the negative trend. Given the market situation in 2002, dim hopes for the quick economic growth in Poland and lack of clear signs of economic recovery in US and Europe, the company expects a further, few percent decline of the advertising market in 2003. The estimates are based on the assumption of the 2.5% GDP growth in 2003 and a few percent decrease in share of press in the total ad market. According to base case scenario, the total ad market (current prices) will decline by 0.4%, while the press segment will go down by 3.5%. Instead, the outdoor, radio and TV market will increase by 2.7%, 2.5% and 1.1%, respectively.
While the mature businesses of the Group are fully dependent on the advertising market, new businesses may perform better than the market. Given the impact of the full year consolidation of new businesses, the Management Board estimates the Group's revenue in 2003 will increase by above 10%.

However, the Management Board would like to underline that the consolidation or incorporation of new businesses will increase the Group's cost base and also impact negatively its net level due to, among others, goodwill amortization in the amount of about PLN 10.3 million and consolidation of the net loss of AMS.

The Group will continue to control its cost on every level of operations. The basic cost factor for the company is newsprint of *Gazeta Wyborcza.* The company expects the newsprint price in EURO to go down by 11% on average in 2002. The company also estimates the yoy strengthening of EURO vis a vis PLN. Another important cost factor is staff cost. In 2003 the Management Board decided again to freeze salary increases.

In 2002 the company completed the second phase of its office building development and purchased additional machinery to its printing facilities which allowed for further decrease in production costs. The capital expenditures in 2002 amounted to PLN 156.3 million. In 2003 the company does not plan significant growth in investments. Excluding AMS, the capex (including maintenance capex) in 2003 will amount to PLN 33 million. At the end of 2002, the Group's cash position at the end of the year amounted to PLN 49.5 million. It also drew a PLN 139.5 million tranche of credit from the PLN 500 million credit line (credit agreement with Pekao SA).

The Group is cautious to the moves of its competition in every market area. We have the necessary experience and action plan to retaliate to the competition moves.

FINANCIAL RESULTS

In consideration of the increase in the number of subsidiary and associated companies in radio and related businesses, and the impact they are beginning to have on the operating and net results of the Agora Group, the Management Board, following the advice of the Company's auditors as well as investors' request, decided to fully consolidate the financial statements of these companies into the consolidated financial statements of the Group (the first consolidated financial statement, which included these companies, was prepared for the second quarter of 2002).
Since the impact of the results of the previously not consolidated subsidiary and associated companies on the comparative financial statements is immaterial, the historical consolidated comparable financial statements have not been adjusted for this change and include the figures for Agora SA and Agora Poligrafia Sp. z o.o. solely. The cumulative impact of this change in consolidation policy on shareholders' equity has been charged to shareholders' equity at the opening balance sheet as at January 1, 2002.
Goodwill from the subsidiary and associated radio related companies for December 31, 2002, reached a gross amount of PLN 30.1 million and will be depreciated for the period of up to 10 years.
In the fourth quarter 2002, Agora SA increased its stake in AMS share capital to 99.48%, which enables it to execute 99.57% of votes at the General Meeting of Shareholders. As of the fourth quarter 2002, the financial results and the Balance Sheet of AMS are consolidated using the full method, which has a considerable impact on the financial results of the Group in the fourth quarter 2002. The result of the Group for the third quarter 2002 included the share in AMS loss for the period between the date of acquisition and September 30, 2002, in the amount of PLN 0.6 million, whereas the Balance Sheet of the Group for September 30, 2002 included the amount of PLN 9.3 million of goodwill arisen from the acquisition of the above AMS shares held as at September 30, 2002.
Gross goodwill on consolidation of AMS as at December 31, 2002, amounted to PLN 156.0 million and is amortized over the period of 20 years.

As of November 1, 2002, the company City Magazine Sp. z o.o. was incorporated into Agora SA. In the previous accounting periods the company was not consolidated with the results of the Group due to the planned incorporation and as it was not material according to the accounting standards. Following the incorporation net financial loss of City

Magazine Sp. z o.o. for the ten months before the date of incorporation, which amounted to PLN 1.2 million, was booked as other operating cost.

The financial statements of the Group for four quarters of 2002 include consolidated data for the following companies:

	Companies consolidated using the full consolidation method	Agora's equity holding
1	Agora SA	100.00%
2	Agora Poligrafia Sp. z o.o.	100.00%
3	Art Marketing Syndicate SA (AMS)	99.48%
4	KKK FM S.A. Wrocław	84.18%
5	Elita Sp. z o.o. Bydgoszcz	99.08%
6	Trefl sp. z o.o. Sopot	99.96%
7	IM 40 Sp. z o.o. Warszawa	72.01%
8	LRR Sp. z o.o. Warszawa	100.00%
9	O'le Sp. z o.o. Opole	100.00%
10	Karolina Sp. z o.o. Tychy	100.00%
11	CITY Sp. z o.o. Częstochowa	100.00%
12	ZUH UZNAM Sp. z o.o. Świnoujście	100.00%
13	ROM Sp. z o.o. Warszawa	100.00%
14	Barys Sp. z o.o. Tychy	89.78%
15	Agencja Reklamowa Jowisz Jelenia Góra	99.12%
16	Radio Pomoże Bydgoszcz	100.00%
17	Twoje Radio Wałbrzych(*)	95.32%

	Companies valued with the equity method	Agora's equity holding
18	Multimedia Plus Śrem	47.99%
19	Wibor Nowy Sącz	48.99%
20	Jazz Sp. z o.o. Poznań	42.00%
21	BOR Sp. z o.o. Poznań	47.19%
22	Inforadio Sp. z o.o. Warszawa	41.61%
23	Radio Wanda Kraków	27.00%
24	Radio Mazowsze	23.95%

(*) indirectly, through Agencja Reklamowa Jowisz Sp. z o.o.

The remaining companies in which Agora SA owns shares are not consolidated as they are immaterial from the perspective of the accounting standards.

CHANGES IN SIGNIFICANT BALANCES in the financial statements of the Group, resulting from inclusion of the financial statements of the Radio related subsidiary and associated companies and AMS in the Group financials are as follows:

in BALANCE SHEET: in PLN million		Radio related companies	Art Marketing Syndicate (AMS)
	Fixed assets	(25.8)	21.3
	incl. goodwill on consolidation	24.3	154.0
	incl. long term investments like shares and loans	(55.1)	(223.4)
	Current assets	11.3	47.3
	Total Assets/Liabilities	(14.5)	68.6
	Equity	(19.7)	(5.3)
	Minority interests	1.4	0.0
	Liabilities	3.8	73.9
in CASH FLOW STATEMENT:			
	Cash at the end of period	3.5	2.2
in PROFIT AND LOSS ACCOUNT:			
	Net revenue	28.3	27.4
	Operating profit	(2.5)	(5.9)
	Share in units valued with equity method	(1.7)	(0.6)
	Pretax profit	(9.2)	(5.0)
	Corporate income tax	(2.2)	(0.4)
	Share of minority interests	(0.9)	0.0
	Net profit (loss)	(12.3)	(5.4)

AGORA SA

File No.: 82 – 4941

ABRIDGED FINANCIAL STATEMENTS OF THE AGORA GROUP

PROFIT AND LOSS ACCOUNT of the GROUP in PLN million	IV Q2002	IV Q2001	% change 2002 vs. 2001	2002	2001	% change 2002 vs. 2001
Net revenue	229.3	203.2	12.9%	785.3	777.1	1.1%
Operating cost	(217.8)	(170.4)	27.8%	(716.2)	(639.5)	12.0%
Operating profit	11.5	32.8	(64.9%)	69.1	137.5	(49.7%)
Other one-off costs	-	(18.3)	-	-	(20.3)	-
Share in associated companies	(0.7)	-	-	(2.3)	-	-
Profit on disposal of investments*	(0.1)	-	-	-	104.0	-
Provisions for diminution in value of investments**	(0.3)	(5.3)	(94.1%)	(2.7)	(17.7)	(84.7%)
Interest & other fin. income and expense, net***	1.1	(13.3)	-	10.1	0.9	1,006.1%
Dividends received	-	-	-	-	2.8	-
Pretax profit	11.5	(4.0)	-	74.2	207.3	(64.2%)
Corporate income tax	(9.8)	(1.1)	756.1%	(21.6)	(31.0)	(30.3%)
Share of minority interests	(0.4)	-	-	(0.9)	-	-
Net profit	1.3	(5.2)	-	51.7	176.3	(70.7%)
EPS - net profit per 1 common share (PLN)	0.02	(0.09)	-	0.91	3.11	(70.7%)
EBIT	12.6	33.9	(62.9%)	71.0	138.4	(48.7%)
EBIT margin (EBIT/Revenue)	5.5%	16.7%	(11.2pp)	9.0%	17.8%	(8.8pp)
EBITDA	48.0	58.1	(17.4%)	187.6	228.5	(17.9%)
EBITDA margin (EBITDA/Revenue)	20.9%	28.6%	(7.7pp)	23.9%	29.4%	(5.5pp)

* *In 2001 a sum of PLN 104 million resulted from a transaction of disposal of 12.12% shares of Telewizyjna Korporacja Partycypacyjna S.A. (TKP). The transaction increased a net profit by PLN 101.9 million.*

** *In 2001 provisions were set up for guarantee of bank loan repayment (PLN 9.6 million), and for shares and loans for the affiliated company Inforadio Sp. z o.o. (PLN 4.1 million). Also, in the fourth quarter of 2002, a provision of PLN 4.0 million was set up for shares in Centrum Handlu Internetowego Sp. z o.o. (CHI).*

*** *In 2001 the Company incurred a financial expense resulting from long-term currency swaps entered into to hedge its payments in Euro.*

Since April 2002, the financial result of the Group has been influenced by results of Magazines. Moreover, as of June 2002, the consolidated statement of the Group includes consolidated data for the subsidiary and associated radio companies. As of September 2002, the Group's result bears the impact of the financial results of Art Marketing Syndicate SA (AMS), which was consolidated using the full method in the fourth quarter, and in November 2002 the company City Magazine Sp. z o.o. was incorporated into Agora SA.

Operating profits and costs of the Group are described in detail later in this report.

Provisions set up for investments in associated companies amounted to PLN 2.7 million (provisions for loans and contingent liabilities following granted guarantee for Inforadio Sp z o.o.).

Net of financial income and expenses, include mainly interest income and expense, profit/loss on sales of securities and foreign exchange differences.
Income on short-term financial investments (securities, forward transactions, bank deposits) amounted to PLN 10.3 million in 2002, including PLN 0.1 million of income on revaluation of securities as at December 31, 2002. In the fourth quarter of 2002, the Group booked PLN 4.3 million of financial income resulting from evaluation as at December 31, 2002 of embedded derivatives in accordance with requirements set up by International Accounting Standard No. 39. Consequently, short term financial assets were increased by this amount.

Other financial cost (incl. interests) induced by the bank loans amounted to PLN 4.5 million.

Deferred income tax
As for 30 September 2002, the Group set up a provision for a deferred income tax based on tax rates legally binding on the day of the report was drawn, i.e. 28%, 24%, 22% for 2002, 2003, 2004, respectively.
On October 30, 2002, the Parliament passed the proposed 27% rate of the CIT to come into force as of 2003. Therefore,the Group adjusted the provision for deferred tax (the correction amounted to PLN 8 million in the fourth quarter of 2002).

BALANCE SHEET of the GROUP in PLN million	31.12.2002	31.12.2001	%change 2002 vs. 2001
TOTAL ASSETS	1,431.9	1,157.9	23.7%
Fixed assets	1,206.0	844.8	42.8%
Share in balance sheet total	84.2%	73.0%	11.3pp%
Current assets	225.9	313.1	(27.9%)
Share in balance sheet total	15.8%	27.0%	(11.3pp)
TOTAL LIABILITIES	1,431.9	1,157.9	23.7%
Equity	1,063.8	1,020.6	4.2%
Share in balance sheet total	74.3%	88.1%	(13.8pp)
Minority interests	1.5	-	-
Share in balance sheet total	0.1%	-	0.1pp
Long term liabilities, provisions	197.0	31.1	533.8%
Share in balance sheet total	13.8%	2.7%	11.1pp
Current liabilities	169.6	106.2	59.7%
Share in balance sheet total	11.8%	9.2%	2.6pp

Fixed assets

Following the acquisition of the assets and liabilities of "Proszynski i S-ka - Czasopisma" Sp. z o.o. company, the Group acquired magazine titles of the gross book value of PLN 82.7 million (the Group will use an amortization period of 5 to 20 years for accounting purposes and 5 years for tax purposes).

Gross goodwill on consolidation of AMS as for December 31, 2002 amounted to PLN 156.0 million and is amortized for the period of 20 years (in 2002 D&A was PLN 2.0 million). The total acquisition price of AMS amounted to PLN 168.4 million.

The Group acquired publishing rights for motorbike magazines with the book value of PLN 4.2 million (accounting amortization period of 1 or 10 years, and tax amortization period of 2 or 5 years).

Significant decrease in long-term financial assets in subsidiary and associated units compared to September 30, 2002, results from including in this item the advance payment for the purchase of AMS shares (PLN 23.7 million) as well as capital and stake value surcharge in City Magazine Sp. z o.o. (PLN 6.5 million) for September 30, 2002. As at December 31, 2002 these amounts were excluded in consolidation with AMS, and the amount of investments in City Magazine Sp. z o.o. were eliminated while booking the incorporation transaction.

Current assets

Reduction in current assets results from a decrease in cash and cash equivalents (i.e. cash position and short-term securities fell by PLN 142.6 million).

Long-term liabilities, provisions

Increase in provisions, compared to December 31, 2001, results from increase in provisions for deferred tax (increase of PLN 17.3 million).

As for December 31, 2002, Agora drew a PLN 139.5 million tranche out of its credit line, which was allocated to purchasing the AMS shares following public tender offer and subsiding AMS.

Short-term liabilities

Increase in short-term liabilities results chiefly from charging the consolidated balance with AMS bank loans and bonds, trade liabilities of the AMS as for December 31, 2002, of PLN 15.6 million, PLN 9 million, PLN 39 million, respectively.

CASH FLOW STATEMENT of the GROUP in PLN million	IV Q2002	IV Q2001	*% change 2002 vs. 2001*	2002	2001	*% change 2002 vs. 2001*
Net cash from operating activities	47.9	52.8	*(9.2%)*	187.5	221.4	*(15.3%)*
Net cash from investment activities	(156.8)	(77.5)	*102.3%*	(356.7)	(102.0)	*249.8%*
Net cash from financing activities	82.6	(17.2)	-	(80.8)	(33.9)	-
Total movement of cash and cash equivalents	(26.3)	(41.9)	-	(88.4)	(85.5)	-
Cash at the end of period (*)	49.5	132.9	(62.8%)	49.5	132.9	(62.8%)

(*) excl. short term securities

At the end of December 2002, the Group had PLN 49.5 million of cash and PLN 2.5 million of short-term securities.
Cash flow from operating activities for the year 2002 includes a one-off expenditure in the amount of PLN 12.6 million which represents repayment of net liabilities taken over together with the business of color magazines. Such a large amount of net liabilities results mostly from overdue liabilities for printing of the magazines.
Net cash outflow from investment activities in the year 2002 includes: purchase of 12 magazines from "Prószyński i S-ka - Czasopisma" Sp. z o.o. (PLN 73.8 million – purchase price and transaction fees), purchase of AMS shares (PLN 168.4 million), and expenses on the non-financial fixed assets of PLN 156.3 million (PLN 81.3 million was for the Company's new premises in Warsaw, PLN 10.5 million for purchase of land for the Agora's new premises extension, PLN 27.4 million for printing base investments, PLN 2.3 million for the Internet project, PLN 4.2 million for purchasing publishing rights to four new motorbike magazine titles and PLN 16.2 million for IT and telecommunications investments in Agora SA).
Net cash from financing activities in the fourth quarter of 2002 include on the debit side drawing a tranche from Agora SA's credit line (PLN 139.5 million), and on the credit side repayment by AMS of its bank loans (PLN 12.1 million) and repurchase of by AMS of its bonds (PLN 41 million).
Net cash from financing activities in 2001 relates mainly to EURO forward purchase contracts.

ADVERTISING REVENUE OF THE GROUP AND ITS MARKET SHARE

Advertising revenue: Agora Group			
in PLN million	2002	2001	% change
Publishing business:	491.4	586.1	(16.2%)
Gazeta Wyborcza (ad sales and inserts)	461.3	578.3	(20.2%)
Magazines (incl. City Magazine) (1)	22.9	3.5	560.2%
Free press	3.2	0.3	913.1%
Other (4)	4.0	4.0	(1.1%)
Radio businesses:	42.2	36.6	15.1%
Local radio stations (2)	40.8	34.8	17.2%
TOK FM (2)	1.4	1.8	(25.2%)
Outdoor advertising (AMS) (3)	24.8	-	-
Internet	5.5	3.0	87.8%

(1) for the 12 titles acquired in April 2002 – only the financials of 2-4Q are included; for City Magazine – as of April 2001, for the acquired motorbike magazines as of October 2002.
(2) results of the radio stations are not adjusted to Agora's share in equity.
(3) transaction realized at the end of 3Q 2002, only data for 4Q 2002 included.
(4) incl. advertisements and inserts in local weeklies, revenue from sponsors of Gazeta's *promotion projects.*

Agora's share in advertising market (AMS excluded) reached 10.3%.

OPERATING REVIEW – MAJOR BUSINESSES OF THE AGORA GROUP

I. PRESS SEGMENT

1. GAZETA WYBORCZA

1.1 REVENUE

Copy sales

The downward trend in the dailies market deepened in the fourth quarter. In December 2002 *Życie*, a national daily newspaper and *Prawo i Gospodarka*, a specialist daily, seized to come out (the latter wasn't registered with the National Circulation Audit Office (ZKDP).

According to the data from the ZKDP, in 2002, the number of copies sold of all daily newspapers went down by 6%, and paid circulation of general interest national dailies was down by 9.8%. *Gazeta Wyborcza*'s share in copy sales of all daily papers in 2002 (papers registered with the ZDKP only) reached 17.2% (down by 0.4pp yoy), and among general interest national dailies the share increased by 0.7pp to 43.3%.
In 2002, *Gazeta*'s average paid circulation reached 424.1 thousand copies (8.4% lower than in 2001, which is less than the decrease in sales of all general interest national dailies). With the average copy price (excl. VAT) higher 10.9% than in 2000 *Gazeta*'s revenue from copy sales was 1.5% higher than in 2001 reaching PLN 175.1 million and accounted for 22.3% of total revenue of the Group.
In the fourth quarter of 2002, average paid circulation was 426.3 thousand copies, down by 11.9% yoy, when *Gazeta* sold the largest amount of copies in its history (in the fourth quarter of 2001, four issues of *Gazeta* were accompanied by a CD, with between 0.9 and 1.4 million copies sold per edition, and copy price of these issues was on average higher by 67%). *Gazeta*'s revenue from copy sales in the fourth quarter of 2002 was PLN 42.7 million (10.3% lower than in the corresponding period of 2001).
The launch of the new *TV Guide*, Friday's supplement to *Gazeta Wyborcza*, was a significant success. Since October 2002, the *TV Guide* is published in the smaller format and includes new columns by new authors. In October 2002, Friday's copy sales were 24.1% higher than in September 2002.

Advertising sales

Polish advertising market, in 2002, decreased by 11.0% (with a 14.7%, 14.2%, 5.7% and 8.7% decrease in the respective quarters).
Print advertising market decreased by 19.1% in 2002 (26.3%, 22.3%, 17.0% and 10.7% in the respective quarters).
Advertising market of paid dailies was down by 22.2% (31.4%, 23.5%, 19.5% and 13.6% in the respective quarters), and its share in the total print market reached 49.9% (a decline of 2.0pp).
***Gazeta's* share in paid dailies ad market** in 2002, rose by 0.6pp to 47.8% primarily due to the increase of *Gazeta's* share in local markets (it was flat in paid national dailies market, rose by 2.4pp in Warsaw paid dailies, and by 2.6pp in other local markets).
Advertising sales in *Gazeta Wyborcza* in 2002, reached PLN 443.4 million, that is 20.6% less yoy, and accounted for 56.5% of the Group's revenue.

Advertising revenue of Gazeta Wyborcza in PLN million	IV Q 2002	IV Q 2001	% change 2002 vs. 2001	2002	2001	% change 2002 vs. 2001
A. Total revenue from GW ad sales	116.4	138.8	(16.1 %)	443.4	558.3	(20.6%)
Gazeta's national advertising	59.9	75.1	(20.3%)	216.5	294.8	(26.5%)
Share in Gazeta's ad revenue	51.4%	54.1%	(2.7pp)	48.8%	52.8%	(4.0pp)
Gazeta's local advertising (excl. Warsaw)	31.3	33.3	(6.0%)	123.7	135.0	(8.4%)
Share in Gazeta's ad revenue	26.9%	24.0%	2.9pp	27.9%	24.2%	3.7pp
Gazeta's Warsaw advertising	25.2	30.4	(16.9%)	103.2	128.5	(19.6%)
Share in Gazeta's ad revenue	21.7%	21.9%	(0.2pp)	23.3%	23.0%	0.3pp
B. Gazeta's inserts	5.3	7.9	(32.3%)	17.9	20.0	(10.7%)

Net revenue per advertising page in *Gazeta Wyborcza* in 2002 held close to that in 2001 and amounted to PLN 5,814 (down 0.6%).

1.2 COST of newsprint and printing

Gazeta's production volume in 2002 decreased by 16.1% yoy (with a total of 18.5 billion pages printed), and in the fourth quarter of 2002 it fell by 15.6%.
The cost of newsprint used for production of *Gazeta* was PLN 119.0 million. 54.1 thousand tons of newsprint were used, that is 11.1 thousand tons less than in 2001 (a decline of 17.1%). Newsprint cost was 21.9% lower than in 2001 due to lower production volume, lower newsprint prices in EURO (about 10.7%), as well as favorable EURO / PLN exchange rate in the first half of 2002.
Gazeta's newsprint cost in the fourth quarter of 2002 was 21.2% lower yoy.
External printing cost of *Gazeta* amounted to PLN 18.0 million (decrease of 12.7%). Agora outsources printing of products that require heat-set technology (*High Heels, Color Magazine,*cover of the *TV Guide*, and until September 20, 2002 *The Comics*). In 2002 a total of 2.0 billion pages were printed externally (17.0% less yoy), which accounted for 11.0% of the total production volume.

In-house printing cost of *Gazeta* (Białołęka, Piła, Agora Poligrafia) reached PLN 87.3 million, 85.1% of which was fixed cost.

In-house printing cost of GW in PLN million	IV Q 2002	IV Q 2001	% change 2002 vs. 2001	2002	2001	% change 2002 vs. 2001
Total fixed costs	18.5	20.9	(11.7%)	74.3	80.9	(8.3%)
Staff costs	4.9	6.3	(22.4%)	21.0	26.5	(20.8%)
Average employment	600	652	(8.0%)	604	710	(15.0%)
D&A	9.6	9.8	(1.3%)	38.6	38.4	0.6%
Other operating costs	4.0	4.8	(18.6%)	14.7	16.0	(8.7%)
Variable costs (mainly production materials)	3.7	3.9	(6.9%)	13.0	14.5	(9.8%)
TOTAL fixed and variable costs	22.2	24.8	(10.9%)	87.3	95.4	(8.5%)

Decrease in variable costs resulted from lower production volume and lower prices of production materials (contracts were renegotiated).

Decrease in total fixed costs in comparison with 2001 is explained by cost curbing program implemented in 2001 and also a portion of fixed costs was paid up by external clients (the Group's in-house printing plants have been selling their surplus production capacity since July 2001).

Printing base investments (amounting to PLN 27.4 million in 2002) pay off, as they trigger savings in operating cost (lower costs of binding). New machines enabled the paper to be yet more up-to-date, and improved the quality of the finished product by cutting, stitching of the paper sections and folding selected supplements to smaller format. We also joined the elite International Color Quality Club (as one of the 50 best printing plants in the world).

Cost of newsprint and printing for *Gazeta Wyborcza* (in-house and external plants) without D&A amounted to PLN 185.7 million in 2002 and was lower by 19.3% yoy.

2. FREE PRESS

2.1 Metro

The free newspaper *Metro* was distributed in three cities in Poland: in Warsaw twice a week, and once a week in Wrocław and Katowice. In December 2002, the average daily circulation of the paper amounted to: 150,000 copies in Warsaw, 100,000 copies in Katowice and 40,000 copies in Wrocław.

In 2002 the revenue from publishing *Metro* reached PLN 3.0 million, while operating cost amounted to PLN 3.1 million and EBITDA was minus PLN 0.1 million.

As of January 2003, Agora SA suspended the publication of *Metro* in Wrocław since the 2002 EBITDA of that business was negative (minus PLN 0.2 million).

In 2002 the share of free press in the Warsaw market, defined as the market of paid and free dailies, reached 10.4%. *Metro's* share in the Warsaw free dailies market in 2002 amounted to 22.1% (13.2%, 21.4%, 25.8% and 25.5% in the respective quarters).

2.2 Free Gazeta Wyborcza

Following the Group's growth strategy Agora SA published the *Free Gazeta Wyborcza* in 2002, which was distributed in five Polish cities (Gdańsk, Łódź, Kraków, Poznań and Szczecin). Acquisition of AMS enabled us to continue *Gazeta Wyborcza*'s marketing campaign using the outdoor medium, so in December 2002 Agora terminated the publication of *Free Gazeta Wyborcza.*

As of April 2002 a free Sunday paper *Gazeta Wyborcza – A Week in Bydgoszcz* is published with a weekly circulation of 15,000 copies. In 2002 its EBITDA was positive.

3. PRESS SEGMENT RESULTS (EXCL. MAGAZINES)

in PLN million	IV Q 2002	IV Q 2001	% change 2002 vs. 2001	2002	2001	% change 2002 vs. 2001
Total revenue	176.5	200.8	(12.1%)	675.1	771.9	(12.5%)
incl. ad revenue	123.9	148.5	(16.6%)	468.4	582.6	(19.6%)
Total operating cost	(145.8)	(160.1)	(8.9%)	(549.2)	(604.0)	(9.1%)
Raw materials and consumables	(43.2)	(48.3)	(10.6%)	(155.9)	(183.7)	(15.1%)
incl. newsprint for Gazeta Wyborcza	(31.8)	(40.4)	(21.2%)	(119.0)	(152.3)	(21.9%)
Staff costs	(43.8)	(43.5)	0.7%	(172.3)	(179.8)	(4.2%)
incl. payroll	(37.7)	(37.1)	1.8%	(144.5)	(149.3)	(3.2%)
D&A	(19.4)	(20.6)	(6.2%)	(76.3)	(79.3)	(3.8%)

Other costs	(39.4)	(47.7)	(17.2%)	(144.7)	(161.2)	(10.3%)
Total operating cost (excluding D&A)	(126.4)	(139.5)	(9.3%)	(472.9)	(524.7)	(9.9%)
Full time employment at the end of the period	2,985	3,191	(6.5%)	2,985	3,191	(6.5%)
EBIT	31.1	41.3	(24.8%)	127.0	168.4	(24.6%)
EBIT margin	17.6%	20.6%	(3.0pp)	18.8%	21.8%	(3.0pp)
EBITDA	50.5	62.0	(18.6%)	203.3	247.7	(17.9%)
EBITDA margin	28.6%	30.9%	(2.3pp)	30.1%	32.1%	(2.0pp)

4. MAGAZINES

In April 2002 Agora signed the agreement to acquire "Proszynski i S-ka - Czasopisma" Sp. z o.o. company (the Magazines). Incorporation of the Magazines brought PLN 3.3 million of goodwill, which will be amortized over the period of 10 years.

In October 2002 Agora SA purchased publishing rights to four motorbike magazine titles (the monthly *World of Motorbikes*, the annual *Motorbikes of the World*, and quarterlies *World of Scooters* and *World of Motorbikes - Library*).

On October 23, 2002 Agora SA's the General Meeting of Shareholders took a resolution to incorporate City Magazine Sp. z o.o. (the publisher of free monthlies distributed in seven major Polish cities) into Agora SA. The incorporation took place on November 1, 2002. City Magazine Sp. z o.o. was not consolidated in previous financial statements due to announced plans of incorporation and being immaterial from the perspective of accounting standards. Goodwill invoked by the incorporation of City Magazine Sp. z o.o. amounted to PLN 2.9 million and is amortized over the period of 10 years. As a result of the incorporation, in the fourth quarter of 2002, a net loss of City Magazine Sp. z o.o. for the ten months prior to the date of incorporation (October 31, 2002) in the amount of PLN 1.2 million was booked as other operating cost.

Current circulation of *City Magazine* in all the seven cities amounts to 155 thousand copies per month. In 2002 the ad revenue reached PLN 3.6 million (19.0% decline yoy), net loss was PLN 1.4 million and EBITDA was minus PLN 1.4 million

THE MAGAZINES

(12 magazines from April 2002, motorbike magazines from October 2002, *City Magazine* from November 2002)

in PLN million	IV Q 2002	II-IV Q 2002
Total revenue	14.6	46.1
incl. advertising revenue	6.3	19.6
Operating cost	(18.7)	(46,8)
incl. printing services and production materials	(5.9)	(15.7)
incl. payroll and other staff costs	(4.4)	(10.6)
incl. advertising and representation	(2.7)	(4.8)
incl. D&A	(1.8)	(4.2)
Profit (loss) on operating activities	(4.1)	(0.7)
Influence on net profit (loss) of the Group	(3.0)	(0.5)
Full-time employment at the end of the period	235	235
Average monthly circulation [million copies] (total circulation of all titles)	1.5	1.5

The above results of the second quarter significantly overstate operating profitability of the Magazines segment. Since "Prószyński i S-ka - Czasopisma" Sp. z o.o. company was incorporated into Agora in the second half of April 2002, Agora's profit and loss account for the second half of 2002 includes almost all revenues from copy sales of the April's magazine issues and almost all revenues of the May's magazine issues, and not all costs incurred to produce those issues (just direct costs of the April and May's issues and a small part of May's other costs).

In 2002 magazine advertising market recorded a 14.8% decline. The share of national magazines in the print market increased by 1.5pp to 30.2%, whereas their share in the total advertising market slid by 0.5pp. Agora's magazines' (excl. City Magazine) share in magazines advertising market reached 4.4%.

II. AMS SA

In June 2002 Agora SA signed an agreement obliging a group of majority stake shareholders of AMS SA to sell their shares of AMS SA.

On October 14, 2002, as a result of the public tender offer settlement, Agora SA took full control over AMS SA, acquiring, along with the shares already held, a total of 99.20% of shares, which enabled it to execute 99.33% of voting rights at the General Meeting of Shareholders of AMS.

On November 27, 2002, following the settlement of the second tender Agora SA increased its stake to 99.48% of total amount of shares of AMS SA, which enabled it to execute 99.57% of voting rights at the General Meeting of Shareholders of AMS.

On December 19, 2002 the Securities and Exchange Commission passed a decision to withdraw AMS SA from public trading. When this decision became legally binding on January 4, 2003, AMS seized to exist as a public company.

The new Management Board of AMS SA appointed in September 2002, prepared and introduced in the course of the fourth quarter a set of restructuring measures, which include:

- liquidation of the subsidiary companies which had no prospects of regaining profitability and requiring constant subsiding by AMS (Management Boards of Active Media Sp. z o.o. and IDM Serwis Sp. z o.o. applied to the court to declare them bankrupt on October 30, 2002, and the Board of Aktis Media Sp. z o.o. on November 25, 2002).
- reorganization of the sales department by changing its structure from product based to client based and transfer of the sales team from Poznań to Warsaw.
- integration of the trading teams of AMS SA and its subsidiary Adpol Sp. z o.o. (prior to that sale of campaigns on the *citylights* owned by Adpol Sp. z o.o. as well as AMS SA was conducted by Adpol Sp. z o.o.).
- changes in the trading policy of AMS SA, incl. introduction of a standardized rate card, specification of clear rules for granting discounts depending on a type of client and amount of turnover, focusing on tight cooperation with media houses and advertising agencies.
- inspecting the board system and adopting a scope of development of the system (on December 12, 2002 a system comprising 23 high class *backlight* billboards, with 39 faces, placed in the best points in the center of Warsaw was purchased from Rainbows Sp. z o.o.)
- preparation and introduction of a cost curbing plan which will affect all areas of the company's operations.

The financial result and balance sheet of AMS are consolidated in Agora's financial statements using the full method as of the fourth quarter of 2002. The influence of incorporating AMS to consolidation of the Agora Group is presented in the *Financial Result* section above.

The data below present the results of the AMS Group in 2001 and 2002.

THE AMS GROUP (AMS, Adpol, Akcent Media) in PLN thousand	IV Q2002	IV Q2001	% change 2002 vs. 2001	2002	2001	% change 2002 vs. 2001
Total revenue	27.5	49.9	(45%)	102.8	172.7	(41%)
incl. ad revenue	24.8	49.0	(49%)	98.4	169.4	(42%)
Operating costs	(35.6)	(43.6)	(18%)	(139.9)	(166.4)	(16%)
incl. rent	(13.0)	(14.3)	(9%)	(50.0)	(55.7)	(10%)
incl. payroll and staff costs	(6.0)	(5.7)	5%	(19.7)	(22.4)	(12%)
incl. D&A	(5.0)	(4.6)	9%	(20.2)	(19.7)	3%
Profit (loss) on sales	(8.1)	6.3	-	(37.1)	6.3	-
Other operating revenues	19.7	6.0	228%	27.4	11.2	145%
incl. connected with the agreement with BB Investment	14.0	-	-	14.0	-	-
Other operating expenses	(7.7)	(6.5)	18%	(29.7)	(13.6)	118%
incl. writing off and provisions	(4.6)	(3.2)	44%	(20.8)	(6.8)	206%
Other financial revenues	15.1	0.3	4,933%	15.4	1.0	1,440%
incl. connected with the agreement with BB Investment	10.0	-	-	10.0	-	-
Other financial expenses	(15.7)	(3.5)	349%	(27.6)	(12.3)	124%
incl. writing off and provisions	(11.8)	-	-	(15.6)	-	-
Net profit (loss)	2.9	3.6	(19%)	(52.2)	(6.7)	-
EBIT	3.9	5.8	(33%)	(39.4)	3.9	-
EBIT margin (EBIT/Revenue)	14%	12%	2pp	(38%)	2%	(40pp)
EBITDA	8.4	9.9	(15%)	(21.3)	21.4	-
EBITDA margin (EBITDA/Revenue)	31%	20%	11 pp	(21%)	13%	(34 pp)
Full time employment at the end of the period	345	398	(13%)	345	398	(13%)

Number of advertising faces*)	22,847	25,166	(9%)	22,847	25,166	(9%)

*) *without advertising panels of Akcent Media Sp. z o.o. installed on petrol stations*

Steps aimed at restructuring the company, especially those concerning changes in the structure of the capital group, and services of BB Investment towards AMS SA included in annex 1, dated September 17, 2002, to the mentioned above agreement, were the main reason for significant one-off entries in the books in other operating cost and income and in financial cost and income.
In 2002 the outdoor market recorded a 9% decline yoy. Estimated share of AMS in the outdoor market fell by 5pp to 25% (in 12 largest cities, source: AMS estimates based on rate card data from *Media Watch* monitoring). The data does not include campaigns carried out outside these 12 agglomerations, where AMS is the leader.

III. RADIO

Development of the radio group is the key element in Agora's growth strategy. Therefore, Agora actively expands its local radio group by acquiring new stations (comparing with the state in December, 2001, Agora's portfolio grew by 9 new local radio stations) as well as increasing its stake in the stations already in the portfolio. Radio companies which have not yet reached profitability are guaranteed with Agora's financing.
New stations incorporated into the Group in 2002 required profound changes in organization structure and programming (setting up new formats) and expenditure on market research and promotion. Market position of the new stations was weak and hindered generating significant income. Building up a strong market position by the new stations is the key element of the growth strategy of the Radio Group for the coming years.
In 2002 the radio companies specified herein as consolidated with the Group's results set up provisions for payroll which were charged to the Group's operating cost in total amount of PLN 1.5 million.
In sum, including the influence of consolidation of the radio businesses and cost of the Radio division, radio operations lowered the Group's net result by PLN 9.7 million in 2002.

NOTE: The results of the local radio stations presented below are not adjusted to reflect Agora's share in the equity of the respective radio stations. Agora's share in the total of local radio stations' sales in 2002 reached 74.3%.

Local radio stations

Agora's local radio stations Group in PLN million	IV Q 2002	IV Q 2001	*% change 2002 vs. 2001*	2002	2001	*% change 2002 vs. 2001*
Total revenue of the Group	13.2	12.1	8.9%	43.4	37.8	14.8%
incl. ad revenue	12.3	11.3	9.3%	40.8	34.8	17.2%
Net profit	(2.0)	0.5	-	(11.4)	(2.0)	-
EBITDA	0.5	2.3	(78.9%)	(3.8)	3.5	-
EBITDA margin (EBITDA/Revenue)	3.7%	18.9%	(15.3pp)	(8.6%)	9.2%	(17.8pp)
Full-time employment at the end of the period	426	287	48.4%	426	287	48.4%
Number of local stations at end of the period (broadcasting)	27 (*)	19		27 (*)	19	

(*) incl.:

- Twoje Radio Wałbrzych *radio station, which terminated broadcasting on December 31, 2002, as it did not have its license renewed by the Broadcast Council. The company filed a complaint to the Supreme Administration Court and is waiting for its ruling.*

- As of October 2002 Twoje Radio Zielona Góra

Advertising revenue in the local radio stations Group rose by 17.2% to PLN 40.8 million, in 2002 (for a group of 14 stations that have been included in reports since January 2001, advertising sales were flat on last year's), whereas the total radio advertising market declined by 2.8%, and local radio advertising market was down by 13.8%. Agora's local radio stations group increased its share in the total radio market by 2.0pp to 12.2%.
Average full-time employment in all the local stations reached 420 people in 2002.

In the superregional radio station, TOK FM, where Agora owns 41.6% of shares, sales fell by 32.7% to PLN 1.5 million in 2002 (incl. ad sales of PLN 1.4 million, down by 25.2%). Net loss amounted to PLN 4.9 million, EBITDA was minus PLN 1.7 million.

IV. INTERNET (with allocations)

in PLN million	IV Q 2002	IV Q 2001	% change 2002 vs. 2001	2002	2001	% change 2002 vs. 2001
Total revenue	2.3	1.5	59.2%	6.7	3.8	74.8%
incl. advertising revenue	1.9	1.3	53.5%	5.5	3.0	87.8%
Operating cost	(7.8)	(7.7)	2.2%	(32.6)	(29.1)	12.3%
incl. advertising	(0.6)	(0.6)	(4.4%)	(2.7)	(4.4)	(37.9%)
incl. D&A	(3.7)	(3.5)	6.5%	(14.8)	(10.6)	39.7%
incl. payroll and other staff costs	(2.2)	(2.2)	0.3%	(8.7)	(8.7)	0.7%
Profit (loss) on operating activities	(5.5)	(6.2)	-	(25.9)	(25.3)	-
Influence on net profit (loss) of the Group	(4.0)	(4.5)	-	(18.7)	(18.2)	-
EBITDA	(1.8)	(2.7)	-	(11.2)	(14.7)	-
Full-time employment at the end of the period	93	102	(9.1%)	93	102	(9.1%)

V. THE GROUP EXCLUDING THE MAGAZINES and the influence of consolidation of the RADIO COMPANIES and AMS:

1. Selected items of the Profit and Loss Account in PLN million	IV Q 2002	IV Q 2001	% change 2002 vs. 2001	2002	2001	% change 2002 vs. 2001
Net revenue	179.8	203.2	(11.5%)	683.5	777.1	(12.0%)
Operating profit (loss) before other charges	19.8	32.8	(39.7%)	78.9	137.5	(42.6%)
Pretax profit	18.9	(4.0)	-	89.9	207.3	(56.6%)
Net profit (loss)	9.2	(5.2)	-	70.7	176.3	(59.9%)
EPS – net revenue per share (PLN)	0.16	(0.09)	-	1.25	3.11	(59.9%)
EBIT	20.2	33.9	(40.4%)	80.0	138.4	(42.2%)
EBIT margin (EBIT/Revenue)	11.2%	16.7%	(5.5pp)	11.7%	17.8%	(6.1pp)
EBITDA	46.0	58.1	(20.7%)	180.4	228.5	(21.0%)
EBITDA margin (EBITDA/Revenue)	25.6%	28.6%	(3.0pp)	26.4%	29.4%	(3.0pp)

In 2001, the Group's result was affected by the transaction of the disposal of 12.12% shares of Telewizyjna Korporacja Partycypacyjna S.A. (TKP). The transaction increased pretax profit by PLN 104 million and net profit by PLN 101.9 million.

In 2001 provisions were set up for guarantee of bank loan repayment (PLN 9.6 million), and for shares and loans for the affiliated company Inforadio Sp. z o.o. (PLN 4.1 million). Also, in the fourth quarter of 2002, a provision of PLN 4.0 million was set up for shares in Centrum Handlu Internetowego Sp. z o.o. (CHI).
In 2001 the total amount of provisions presented in other operating costs was amounted to PLN 20.3 million.
In 2001 the cost incurred by the Company on long term EURO purchase forward contract was charged to result on financing operations.

2. Operating cost in PLN million	IV Q 2002	IV Q 2001	% change 2002 vs. 2001	2002	2001	% change 2002 vs. 2001
Total operating cost	160.0	170.4	(6.1%)	604.6	639.5	(5.5%)
Raw materials and consumables	43.3	48.4	(10.6%)	157.1	183.9	(14.6%)
incl. newsprint GW	31.8	40.4	(21.2%)	119.0	152.3	(21.9%)
Staff costs	46.8	46.4	0.9%	184.0	191.2	(3.8%)
incl. payroll	40.2	39.5	1.7%	154.1	158.5	(2.8%)

D & A	25.9	24.2	7.0%	100.4	90.1	11.5%
Other operating costs	44.0	51.4	(14.3%)	163.1	174.3	(6.5%)
Total operating cost before D&A	134.1	146.2	(8.3%)	504.2	549.4	(8.2%)
Full-time employment at the end of the period	3,095	3,312	(6.6%)	3,095	3,312	(6.6%)

Raw materials and consumables
Newsprint used for production of *Gazeta* in 2002 accounted for 75.7% of this category of cost.

Staff costs
At the end of December 2002, the Group employed 3,095 full-time employees, that is 6.6% less than at the end of December 2001. Average full-time employment in was 9.5% lower yoy.
In December 2002 provisions were set up –among others - for seniority leaves and unused holiday leaves (PLN 2 million).

D&A
The major reasons for the increase in D&A are: depreciation of the new office building (from March 2002), and D&A of the new printing press facilities.
Other operating costs
Major items in this category of costs include: advertising and representation expenses (PLN 35.3 million), external printing of *Gazeta Wyborcza* (PLN 18.0 million), rental fees (PLN 7.6 million), telecommunications (PLN 10.5 million), IT services (PLN 10.5 million), legal services (PLN 12.1 million), newspaper transportation (PLN 7.2 million).
This category also comprises set up/released provisions for bad debt. In 2002, due to new procedures of credit control and debt collection introduced in 2001, the cost on the above amounted to PLN 4.0 million (this compares to a cost of PLN 7.9 million incurred in 2001).
Due to including as of November 1, 2002, City Magazine Sp. z o.o. into Agora SA, a net loss of City Magazine Sp. z o.o. for the ten months prior to the date of inclusion (October 31, 2002) amounting to PLN 1.2 million was entered into other operating cost.
Moreover, in 2002 the provisions for operating loss of CHI Sp. z o.o. were created in the amount of PLN 0.7 million.

VI. ADDITIONAL INFORMATION

AMS

- On October 1, 7 and 15 as well as November 20 and December 9, 2002 Agora entered into loan agreements with the AMS which total PLN 55 million. The loans are secured by blank promissory notes issued by the AMS. The interest rate for the loans is WIBOR for a particular interest period increased by 1pp. Interest shall be paid after the lapse of each interest period. The principal repayment dates fall between June 30 and November 30, 2005.
- The Management Board of Agora was entitled by the Company's Supervisory Board to grant the AMS loans totaling up to PLN 70 million on the arms-length basis.
- On October 14 and November 27, 2002 as a result of settlement in the National Depository for Securities of the first and second subscription for the sale of the AMS shares – announced, respectively, on September 20 and October 15, 2002 – Agora acquired in total 3,493,916 ordinary bearer shares of the AMS. After the acquisition of the shares Agora holds 4,195,136 of the AMS shares constituting 99.48% of the AMS share capital and entitling Agora to exercise 99.57% of total number of voting rights at the General Meeting of Shareholders.
- On December 19, 2002 the Securities and Exchange Commission announced the decision on the withdrawal of the AMS shares from public trading.

Other events:

- On October 15, 2002 Agora entered into the Supplemental Agreement with Deutsche Bank Trust Company Americas. The Supplemental Agreement amends certain terms of the Deposit Agreement dated March 4, 1999 so that it remains in accordance with the stipulations of §17 of Agora's statutes adopted by the Company's

General Meeting of Shareholders on June 27, 2001. Main stipulations of the Supplemental Agreement were discussed in the current report announced by the Company on October 16, 2002.

- On 23 October 2002 the Extraordinary General Meeting of Agora SA decided on merging City Magazine Sp. z o.o. into the Company. The merger was performed in the manner described in Article 492 § 1 point 1 of the Polish Commercial Companies Code by merging of the business of City Magazine into Agora. Since 100% of the share capital of City Magazine was owned by Agora, the merger was performed using the provisions of Article 515 of the Polish Commercial Companies Code, i.e. without issuing new shares and increasing the share capital of Agora and without any other changes of the Articles of Association of Agora SA. The merger was performed in accordance with the merger plan published on 29 July 2002 and on 31 October 2002 has been entered in the National Court Register.

  City Magazine Sp. z o.o. was a publisher of free of charge „City Magazine" monthlies in Warsaw, Cracow, Tricity, Poznań, Łódź, Katowice and Wriocław. For the first three quarters of 2002 advertising revenue of City Magazine Sp. z o.o. was equal to 2.5 m PLN with a net loss of 1.2 m PLN and EBITDA of minus 1.2 m PLN – about which Agora informed in the quarterly report for the third quarter of 2002. The company was not subject to consolidation due to non-fulfillment of the materiality criterion.

  The business of Agora SA is described in detail in this report.

  The decision of the merger was made due to the need of full integration of the City Magazine publishing activity with the business of Agora. In the long term the merger will bring a decrease in the costs of publishing of "City Magazine" and a possibility of a better exploitation of the potential of Agora for the development of titles published by this company.

- In the current report of December 19, 2002 the Management Board of Agora informed about the Company's intention to comply with the stipulations of Corporate Governance Code as attached to the Resolution no. 58/962/2002 of the Warsaw Stock Exchange Supervisory Board, excluding Rule II and Rule 28 instead of which the Issuer shall propose its own rules.

- On December 30, 2002 as a result of exercising the contingent rights to acquire Agora's shares from Agora-Holding Sp. z o.o., Agora-Holding sold for the sake of 208 natural persons – beneficiaries of incentive plans in Agora – as well as one member of the Management Board the total of 17,695 series D ordinary bearer shares of Agora, and for the sake of 293 natural persons – beneficiaries of incentive plans in Agora – as well as one member of the Management Board the total of 774,814 series B ordinary bearer shares of Agora. After the disposal of the shares Agora-Holding holds 14,591,559 of Agora's shares which constitute 25.71% of the Company's share capital and entitle Agora-Holding to exercise 31,717,959 of votes (i.e. 41.82% of total voting rights) at the General Meeting of Shareholders.

Changes in the holdings of shares and rights to shares by members of the Management Board:

- During the WSE trading sessions on October 3 and 4, 2002 the Deputy President of the Board - Helena Luczywo - sold 5,000 of Agora's shares at the average price of PLN 51.46 per share.
- During the WSE trading sessions that took place between December 2 – December 5, 2002 and December 9 – December 11, 2002 the President of the Board – Wanda Rapaczynski – sold, respectively 19,973 and 13,915 of Agora's shares (in total 33,888 shares), at the respective average price of PLN 55.29 and PLN 53.04 per share.
- During the WSE trading sessions that took place between December 12 – December 17, 2002 the Deputy President of the Board – Piotr Niemczycki – sold 7,045 of Agora's shares at the average price of PLN 53.42 per share.

File No.: 82 – 4941

Changes in the holdings of shares and rights to shares that took place in the 4 Q`02 are depicted in the tables below:

a. Shares

	as of Dec 31, 2002	change	as of Sep 30, 2002
Wanda Rapaczynski	1,377,535	(33,888)	1,411,423
Piotr Niemczycki	1,855,680	(7,045)	1,862,725
Helena Luczywo	1.327.329	(5,000)	1,332,329
Zbigniew Bak	92,484	73,583	18,901

b. Rights to shares

	as of Dec 31, 2002	change	as of Sep 30, 2002
Wanda Rapaczynski	0	0	0
Piotr Niemczycki	0	0	0
Helena Luczywo	0	0	0
Zbigniew Bak	0	(73,683)	73,683

- Changes in the holdings of shares and rights to shares by members of the Supervisory Board:

	as of Dec 31, 2002	change	as of Sep 30, 2002
Anna Fornalczyk	0	0	0
Brian Cooper	0	0	0
Tomasz Sielicki	33	0	33
Stanislaw Soltysinski*	-	-	-
Louis Zachary	0	0	0

** Stanislaw Soltysinski invests in a „blind trust" fund.*

Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders:

Due to the Company's best knowledge as of the day of the balance sheet for the 4Q02 the following shareholders were entitled to exercise more than 5% of voting rights at the Company's General Meeting of Shareholders:

	no. of shares	% of share capital	no. of votes	% of voting rights
as of Feb 17, 2003				
Agora-Holding Sp. z o.o.	14,591,559	25.71%	31,717,959	41.82%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company Americas*	4,847,724	8.54%	4,847,724	6.39%
change				
Agora-Holding Sp. z o.o.	(787,553)	(1.39)pp	(787,553)	(1.04)pp
Cox Poland Investment, Inc.	0	0,00pp	0	0.00pp
Deutsche Bank Trust	0	0,00pp	0	0.00pp

Company Americas				
as of Nov 14, 2002				
Agora-Holding Sp. z o.o.	15,379,112	27.10%	32,505,512	42.86%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
	4,847,724	8.54%	4,847,724	6.39%
Deutsche Bank Trust Company Americas				

VII. POST BALANCE SHEET EVENTS:

AMS

- The Management Board of the AMS has convened the Extraordinary General Meeting of Shareholders that will take place on March 4, 2003. The General Meeting has been convened in order to adopt resolutions on: (i) annulment of resolution no. 3 of the Extraordinary General Meeting of Shareholders of June 3, 2002 concerning the issue of convertible bonds, contingent increase of share capital and exclusion of the pre-emptive rights, as well as (ii) concerning the increase of share capital from the present PLN 8,433,734 by PLN 1,363,636 i.e. up to the amount of PLN 9,797,370 as a result of the issue of 681,818 ordinary bearer shares of series E of the nominal value of PLN 2 and the issue price of PLN 44 per share, with unconditional exclusion of the pre-emptive rights.
- On January 13 and February 12, 2003 Agora entered into loan agreements with the AMS. The loans total PLN 10 million and are secured by blank promissory notes issued by the AMS. Interest rate shall be WIBOR for specific interest periods increased by 1pp Interest shall be paid after the lapse of each interest period. The principal repayment dates are, respectively, January 31, 2006 and February 14, 2006.
- The Supervisory Board entitled the Management Board of Agora to subscribe for shares in the increased share capital of the AMS at the issue price of PLN 44 per share, where the issue will amount up to PLN 30 million.

VIII. NOTES TO THE FINANCIAL STATEMETS:

In the period from January 1, 2002 to December 31, 2002 there were the following changes in provisions from the revaluation (the figures in brackets refer to the change as for the fourth quarter of 2002):

- increase in provisions for bad debt in the amount of PLN 491 thousand (decrease in the amount of PLN 1,102 thousand);
- increase in provisions for financial assets in the amount of PLN 1,979 thousand (increase in the amount of PLN 2,019 thousand)

Moreover, in the period from January 1, 2002 to December 31, 2002 there were other changes:

- increase in provisions for inventories in the amount of PLN 140 thousand (decrease in the amount of PLN 382 thousand);
- decrease in provisions for lay-offs cost and restructuring in the amount of PLN 806 thousand (increase in the amount of PLN 252 thousand);
- decrease in provisions for tangible and intangible assets in the amount of PLN 10,028 thousand (increase in the amount of PLN 2,068 thousand);
- increase in provisions for certain and possible losses (incl. guarantee of bank loan repayment for Inforadio Sp. z o.o.) in the amount of PLN 2,127 thousand (increase in the amount of PLN 1,994 thousand);
- provision set up for operating costs of Centrum Handlu Internetowego Sp. z o.o. in the amount of PLN 707 thousand (decrease in the amount of PLN 1,211 thousand).

As for December 31, 2002, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.

File No.: 82 – 4941

The Company's announcement released on March 14, 2003:
Agreement to subscribe for AMS shares

The Management Board of Agora SA ("Agora") hereby informs about entering on March 14, 2003 into an agreement with its affiliated entity Art Marketing Syndicate S.A. ("AMS") concerning subscription by Agora for 681,818 series E ordinary bearer shares of AMS of nominal value of PLN 2 per share, and total nominal value of PLN 1,363,636.

The issue price of shares subscribed for by Agora equals PLN 44 per share and their total issue price amounts to PLN 29,999,992. The shares shall be subscribed for cash contribution.

On March 13, 2003 AMS repaid the total of PLN 25 million of loans granted by Agora. Loans totaling PLN 40 million, whose principal repayment dates fall between November 30, 2005 and February 14, 2006, remain to be repaid.

Moreover, the Management Board of Agora SA informs that on March 14, 2003 it was notified of:

1. announcement of bankruptcy of the company Aktis Media Sp. z o.o., AMS's affiliated company.
2. rejection of application for announcement of bankruptcy of the company IDM Service Sp. z o.o., AMS's affiliated company.

Ad. 1

On February 20, 2003 the XV Commercial Department of the District Court in Poznan issued a decision on announcement of bankruptcy of the company Aktis Media Sp. z o.o. with its seat in Poznan. The decision became effective on March 7, 2003. The court appointed the judge commissioner - Anna Rataj as well as the receiver - Andrzej Redelbach.

Ad. 2

On February 11, 2003 the XV Commercial Department of the District Court in Poznan rejected an application for announcement of bankruptcy of the company IDM Service Sp. z o.o., with its seat in Poznan, due to the fact that according to the court's conclusions the company's assets shall not suffice to cover the costs of the bankruptcy proceedings.

The Company's announcement released on March 8, 2003:
Increasing stake in Radio Klakson Sp. z o.o.

The Management Board of Agora SA with its registered seat in Warsaw ("the Company") hereby informs about acquiring shares that constitute 45% of the share capital of the company named "Radio Klakson" Sp. z o.o. with the seat in Wrocław, a broadcaster of a local radio program "Radio Klakson". The purchase price for the shares totalled PLN 3,330 thousand. As a result of acquisition of the above mentioned shares, Agora holds 49% of "Radio Klakson" share capital, which entitles the Company to exercise 49% of votes at the shareholders meeting.

Additional information:

1) The investment was financed from the issuer's equity.
2) The investment in "Radio Klakson" is of a long-term nature.
3) Total nominal value of the acquired shares is PLN 22,500.
4) The acquisition of shares took place on 7 April 2003, on the basis of the Agreement of sale of shares entered into by Agora SA and vendor of the shares - one private person.
5) The book value of the acquired shares amounts to PLN 3,363.3 thousand.
6) The above transaction is not a transaction with an associated entity.

The Company's announcement released on March 14, 2003:
On the rules of disposal of series B shares – annex to the agreement between Agora and Agora-Holding

The Management Board of Agora SA (Agora) with its seat in Warsaw hereby informs that on April 14, 2003 Agora and its shareholder Agora-Holding Sp. z o.o. entered into the Annex no 2 to the Agreement of December 15, 2000 regulating the rules of disposal by Agora-Holding of series B shares (the Shares) of Agora for the sake of beneficiaries of incentive plans established by Agora and Agora-Holding. Agora informed on entering into the Agreement in the current report of December 18, 2000.

The above-mentioned Annex stipulates that with respect to less than 2,500,000 of series B ordinary bearer Shares the rules of granting these Shares may be established according to the provisions of "Rules of acquiring series B Shares of Agora SA within employee shares plan in 2003", which constitute Attachment 2 to the Agreement. According to the above Attachment, the employees of Agora and its affiliated companies will be entitled, as a rule, to acquire Shares at

the price of PLN 1 per Share in the number dependent on the employee work span in Agora or its capital group and employee appraisal.

The Shares acquired by employees will be subject to lock-up. Employees will be entitled to sell half of the acquired Shares not earlier than in July 2004 and the other half not earlier than in July 2005.

The final list specifying the number of persons to acquire Shares as well as the number of Shares to be acquired according to the above rules will be determined by the Management of Agora-Holding on the basis of the recommendation of the Management Board of Agora. The acquisition of Shares will only be possible after the General Meeting of Shareholders has approved the list.

The Company's announcement released on March 14, 2003:
Decrease of stake in Multimedia Plus Sp. z o.o.

The Management Board of Agora SA with its seat in Warsaw(the "Company") hereby informs on the sale of shares constituting 24% of share capital of the company "Multimedia Plus" Sp. z o.o. with its seat in Srem (Multimedia Plus), the broadcaster of a local radio program in Srem named "Rock Radio Wielkopolska". The share sale price totaled PLN 400 thousand. As a result of sale of the above-mentioned shares, the Company's share in Multimedia Plus share capital amounts to 24% and entitles Agora SA to exercise 24% of voting rights at the general assembly.

Additional information:

1) The investment in Multimedia Plus is of a long-term nature.
2) Total nominal value of the sold shares equals PLN 269,000.
3) The disposal of shares took place on March 31, 2003, as a result of exercising the conditional agreement on the sale of shares dated October 30, 2002 entered into between Agora SA and the purchaser of shares - a natural person.
4) The book value of the sold shares in the issuer's books totaled PLN 404,140.
5) The above-mentioned transaction is not a transaction with an associated entity.

The Company's announcement released on March 15, 2003:
Change of 2002 Annual Report release date

The Management Board of Agora SA hereby informs that the release date of the annual report and the consolidated annual report of Agora SA for the year 2002 has been shifted from April 18, 2003 to April 30, 2003.

The schedule of release dates of the remaining financial reports announced in the current report of January 28, 2003 remains unchanged.